Mail Stop 0408


								April 18, 2006






Mark E. Kaplan, Esquire
General Counsel
Cowen Group, Inc.
1221 Avenue of the Americas
New York, New York 10020


Re: 	Cowen Group, Inc.
      Registration Statement on Form S-1
      File No. 333-132602
      Filed March 21, 2006



Dear Mr. Kaplan:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General Comments
1. Please refer to the selling stockholder by name rather (Societe Generale) than by the generic term "selling stockholder." In addition, please avoid using abbreviations such as "SGCSG,"
"SGAI,"
"SGAS" and "TMT."


Summary, page 1
2. Please revise the section entitled "Overview" to disclose
* disclose that you are a wholly owned subsidiary of Societe Generale and that Societe Generale has decided to liquidate its investment in
Cowan by disposing of at least 88.8 percent, and possibly all, of its stock in connection with this offering; and
* that as part of the separation from Societe Generale you are giving management a fourteen percent interest in the company.

3. Please add a section in the summary summarizing your relationship with Societe Generale over the past eight years and summarizing the terms of the separation. Please summarize the effects of the separation on you, including the possible loss of business from Societe Generale and its clients.

4. In the second sentence of the first paragraph, clarify the meaning
of   "correct, non-consensus conclusions."  Likewise, clarify the meaning of the sentence that follows.

5. Please explain on page 1 and page 3 how you will get the resources to support the growth strategy you have adopted.

6. Please revise the section entitled "Competitive Strengths," on page
2, by deleting the following claims or providing us with objective evidence to support them:
* you have a "leading position" in your target sectors;
* you are the "leading franchise" focused on your target growth sectors; and
* you have "equity research leadership."

7. Please revise the section entitled "Market Opportunity and Focus," on page 2, to reconcile your claims that your focus on three particular sectors is a benefit with your statement on page 20 that your dependence on these same sectors "caused our year over year investment banking results to diverge somewhat from broader market trends and volumes."
8. Please revise the section entitled "Cowen Group, Inc.," on page
4,
as follows:
* add the following caption to the second paragraph: "Cash Distribution to Selling Shareholder;" and
* estimate the amount of the cash contribution.

9. Revise to define group equity here and in the notes to the financial statements.

10. Revise to define the source of the cash distribution. The repos in the balance sheet suggest that this may not be a cash distribution to the seller.


Capitalization, page 22
Unaudited Pro Forma Combined Financial Condition Information, page
25

11. Expand the presentation to provide a note to the group equity line item to present the pro forma capitalization of the company which will result from the expected sale of shares in this offering and the grant of restricted stock to senior employees.


Unaudited Pro Forma Combined Operating Information, page 24

12. Expand the presentation to provide earnings per share data resulting from the expected sale of shares in this offering and the grant of restricted stock to senior employees.


Unaudited Pro Forma Combined Operating Information, page 24
Notes to the Unaudited Pro Forma Combined Financial Information,
page
26

13. Expand the pro forma adjustments listed in Note 1 to reflect the reduction of interest income related to the transfer of cash into an escrow account to be utilized for the future payment, if any, of certain litigation and related costs subject to indemnification by Societe Generale since this interest income will be paid to the selling stockholder.

14. You disclose that the company`s brokerage and clearance expense is expected to increase upon entering into a new commercial clearing agreement prior to the closing of this offering, replacing the company`s existing clearing agreement. Please revise to provide a pro forma adjustment in the pro forma combined operating information presented on page 24 and to provide a Note on page 26.
15. Please revise to apply your statutory/expected tax rate of 45% resulting from the separation agreement on the face of the pro forma combined operating information.

16. Please revise your footnotes to include disclosures about the future provision for income taxes similar to your disclosures presented on page 39.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 29

Overview, page 29
17. Please provide an overview of the consequences, both positive and negative, of your separation from Societe Generale including how your financial condition and operating results might be affected.

18. Please provide analysis, consistent with Release No. 33-8350, of the opportunities, challenges, risks and uncertainties, of the separation on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges risks and uncertainties. In addition, please provide analysis of economic or industry-wide factors relevant to the company on which management is concerned.

19. Please revise your discussion of you financial results from
2001
to 2005 as follows:
* explain in detail and in clear terms how and why your "year over year investment banking results ...diverge[d] somewhat from broad market trends and volumes;"
* discuss how your revenues and net income have not grown over the past three years; and
* discuss the role of cost cutting since 2003 in your profits in the past two years.

20. Please provide a separate section after the overview in which you discuss in detail the ramifications of your separation from Societe
Generale.  Please include analysis of the following:
* the extent to which you will lose business from clients of Societe
Generale;
* the aggregate and particular additional costs that you will incur as a result of the separation sand going public including higher cost of capital and higher tax rate;
* the extent to which Societe Generale will be competing with you and the extent to which it has plans to compete with you;
* how your ability to compete generally will be reduced by your no longer being affiliated with a source of a broad range of financial services;
* the loss of capital support; and
* loss of institutional support and the loss of variety of services provided including but not limited to those in the Master Services Agreement.


Overview, page 29
Revenues, page 31

21. Please confirm that reporting information for the business as a single segment meets the requirements of SFAS 131, especially paragraph 17, and that management neither receives nor reviews financial information for operating segments and/or that aggregation of operating segments is appropriate under SFAS 131.


Revenues - Other, page 32

22. You disclose that other revenues include fees for managing a portfolio of merchant banking investments on behalf of Societe Generale, income associated with investments held as an economic hedge against liabilities under certain deferred compensation plans and other miscellaneous income such as fees for managing venture capital investments on behalf of an inactive employee fund. Please expand the disclosure to state the company`s revenue recognition policy with regard to other revenues. In the event that management fees are waived disclose the amount of management fees waived during each period for which an income statement is provided and cite the accounting literature that you relied upon for recording these fees.

23. In the event that components of other revenue will decline as a result of the offering, please revise to add an adjustment to the pro forma combined financial statements. We note the elimination of income in pro forma adjustment number 2 appearing on page 26 generated by the company`s interest in the corporate owned life insurance product related to the Deferred Compensation Plan which will be transferred to the selling stockholder in connection with this offering.



Liquidity and Capital Resources, page 43

24. Delete the reference appearing in the first sentence to internally generated cash from operations as a factor that has historically satisfied capital and liquidity requirements since the company used cash in operating activities for all periods presented. In addition, revise last sentence of the discussion since it refers to funds from operating activities.


Our History, page 50
25. Please revise this section as follows:
* provide us with the objective basis for your claim that you are "a leading provider of investment banking services to companies in our target sectors;"
* explain your statement that you "largely conducted [y]our business independent of Societe Generale" to discuss the extent to Societe Generale managed your operations, sold some of your operations and provided various services and support to you; and
* discuss how you are different now than you were before you were acquired by Societe Generale in 1998 including differences in the lines of business.


Competitive Strengths, page 52
26. Please delete the following claims or providing us with objective evidence to support them:
* you have a "leading position" in your target sectors;
* you are the "leading franchise" focused on your target growth sectors; and
* you have "equity research leadership."

Legal Proceedings, page 61
27. Please revise this section as follows:
* revise your statement that you are including a description of some of the proceedings to state that you are describing all material pending legal proceedings;
* disclose for each of the proceedings the specific relief sought including the amount of damages;
* revise your statement that Societe Generale will indemnify you for
"all liability" to disclose whether they will indemnify you for the costs of defending against such claims and for the costs of settling or only for the actual damages determined by a court;
* reconcile your statements regarding indemnification with your statement in footnote 10 in your financial statement that the outcome in of these claims "may be material to [your] combined operating results for any particular period;" and
* correct your description of Mr. Pollet, on page 65, to disclose that he was a managing director of S.G. Cowen & Co. not simply a trader.


Composition of the Board of Directors After This Offering, page 69
28. We note your statement that after the offering "we will have a board of directors which we believe will be compliant with the independence criteria for boards of directors under applicable law."
Please disclose your plans to change the board after the offering.


Principal and Selling Stockholders, page 81
29. Please revise the table on page 81 to reflect the allocation of restricted stock to the named executive officers and to all executive officers and directors as a group to reflect your stated intent to distribute the stock to them "immediately after this offering."

30. If SG Americas Securities Holdings, Inc. is a broker-dealer or an affiliate of a broker dealer, please state in this section and in the
Plan of Distribution section that they are an underwriter.


Separation Overview, page 83
31. Please revise your discussion of the cash disbursements to disclose the amount of each of the cash disbursements to which you refer.


Allocation of Liabilities, page 84
32. We note your disclosure of some of the liabilities that you and
Societe Generale will be assuming or retaining. Please revise this section as follows:
* disclose all significant liabilities that you and Societe Generale will be assuming or retaining;
* disclose the estimated amount of the respective liabilities or enough information so that the magnitude of the liability can be estimated;
* describe each liability rather than vaguely cross referencing to the
Separation Agreement or other sections of the registration statement
(e.g. "certain other known and specified liabilities").


Pre-Closing Distribution and Initial Equity, page 85
33. Please revise this section by disclosing the following information:
* who will prepare the statements of your group equity;
* who selected that entity;
* the relationship between that entity and Society Generale; and.
* the relationship between that entity and you.
   Please indicate whether the obligations are included in the Separation Agreement.


Conditions to the Separation, Recission and Termination, page 86
34. Please discuss the consequences of any cancellation by Societe Generale terminating or rescinding the Separation agreement or related agreements. Discuss whether the offering will continue.


No Business Restrictions, page 86
35. Please disclose the extent to which Societe Generale plans to continue in the businesses that it formerly operated through you.


Indemnification Agreement, page 87
36. Please revise this section as follows:
* revise your statement that the agreement applies to "this offering and "related transactions" to disclose the related transactions;
* describe those "claims that, pursuant to the Indemnification Agreement, are being assumed by such party" and therefore not subject to the indemnification agreement; and
* clarify that you are "including " all of the material "certain liabilities" contained in the Indemnification Agreement.
In addition, please explain to us the basis for your not including this agreement as an exhibit.

Societe Generale Board Representation, page 88
37. Please revise your statement that Societe Generale will have the
"right to nominate two individuals to serve on our eight-person board" to clarify whether it has the right to appoint two individuals without shareholder approval or whether it has the right to nominate subject to shareholder approval.


Tax Matters Agreement, page 90
38. Please disclose the value of the net operating loss carryforwards that Societe Generale is retaining.


Employee Matters Agreement, page 91
39. Please provide more detail regarding the terms of this agreement and the allocation of responsibilities and liabilities between you and
Societe Generale.


Clearing Agreement, page 92
40. Please revise this section to discuss the following:
* the reasons why you are terminating your current clearing agreement with Societe Generale and entering into a new agreement with Societe
Generale;
* the differences between your current agreement and the new agreement;
* the pricing structure;
* the extent to which you considered other sources for these services and whether they offered better prices; and
* whether the price you will pay for these services will be at market rates.


Financial Statements

Report Of Independent Registered Public Accounting Firm, page F-2

41. File the signed report of the independent registered public accounting firm in an amendment to the Form S-1.




General

42. Please note the updating requirements of Rule 3-12 of Regulation
S-X when filing your next amendment.

43. Please file an updated consent from your independent accountants with your next amendment.


Combined Statements of Financial Condition, page F-3

44. Please revise to provide pro forma disclosure on the face of the consolidated statement of financial condition for the capital distribution to the selling stockholder. Clearly disclose the source of the planned cash distribution. Include other asset and liability distributions as the result of the separation and other agreements.
See SAB Topic 1-B.3.


Combined Statements of Operations, page F-4

45. Please tell us how your Other revenues and Other expenses relate to operating revenues and the expenses of providing services yielding those revenues as contrasted with nonoperating revenues and expenses.

46. Please revise your statements of operations to
* Reclassify interest expense to expenses and remove the caption net revenues;
* Provide a cost of services line item which includes the costs incurred to earn revenues; and
* Reclassify other income and other expense items to nonoperating income and expense as appropriate.
      See Article 5 of Regulation S-X.


Note 2 - Summary of Significant Accounting Policies
Furniture, Fixtures, Equipment and Leasehold Improvements, Net, page
F-9

47. State the basis of determining amounts of furniture, fixtures, equipment and leasehold improvements.




Note 6 - Exchange Memberships, page F-15

48. Expand the MD&A discussion to address the increase in the fair value of exchange memberships during 2005.


Note 7- Goodwill, page F-15

49. Please tell us how you considered the contrast between the
$207
million group equity at December 31, 2005 after the distribution to the selling shareholder and the fair value of equity implied by the
IPO planned selling price. In your response, please address any implied asset or liability valuation issues.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christina M. Harley at (202) 551-3695 or
Donald
A. Walker, Jr. at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3491 with any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. 	Phyllis G. Korff, Esquire
      Skadden, Arps, Slate, Meagher & Flom  LLP
      Four Times Square
      New York, New York 10036




Mark E. Kaplan, Esquire
Cowen Group, Inc.
April 18, 2006
Page 1